As filed with the Securities and Exchange Commission on March 17, 2006
Registration No. 333-68743

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1
TO FORM S-8
REGISTRATION STATEMENT

Under
THE SECURITIES ACT OF 1933

EFC Bancorp, Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	**36-4193304** (I.R.S. Employer Identification No.)

1695 Larkin Avenue
Elgin, Illinois 60123
(Address, including zip code of registrant's principal executive office)

EFC BANCORP, INC. 1998 STOCK-BASED INCENTIVE PLAN
(Full title of the plan)

Jennifer R. Evans, Esq.
MAF BANCORP, INC.
55th & Holmes
Clarendon Hills, Illinois 60514
(630) 986-7544
(Name, address and telephone number, including area code, of agent for service)

Copies to:
Thomas P. Desmond, Esq.
VEDDER, PRICE, KAUFMAN & KAMMHOLZ, P.C.
222 North LaSalle Street
Chicago, Illinois 60601
(312) 609-7500

EXPLANATORY NOTE

Deregistration of Securities

On December 11, 1998, EFC Bancorp, Inc., a Delaware corporation ("EFC"), filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-8 (File No. 33-68743) (the "Registration Statement") registering a total of 1,048,800 shares of its common stock, par value $0.01 per share, for issuance and sale pursuant to the EFC Bancorp, Inc. 1998 Stock-Based Incentive Plan (the "Plan"). Of the shares of common stock initially registered, 143 shares have not been issued.

As a result of EFC's merger into MAF Bancorp, which became effective January 31, 2006, all outstanding options to purchase EFC common stock granted pursuant to the Plan were either cancelled or converted into options to purchase MAF Bancorp common stock. Accordingly, shares of EFC common stock may no longer be issued pursuant to the Plan. This Post-Effective Amendment No. 1 to the Registration Statement is being filed to deregister 143 shares of common stock of EFC formerly available for issuance under the Plan and registered under the Registration Statement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-8 and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Clarendon Hills, State of Illinois, on this 17th day of March, 2006.

MAF BANCORP, INC., as successor by merger to EFC Bancorp, Inc.

By: /s/ Allen H. Koranda
_____
Allen H. Koranda
Chairman of the Board and
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Name	Title	Date
/s/ Allen H. Koranda _____ Allen H. Koranda	Chairman of the Board and Chief Executive Officer (principal executive officer)	March 17, 2006
/s/ Kenneth Koranda _____ Kenneth Koranda	President and Vice Chairman of the Board	March 17, 2006
/s/ Jerry A. Weberling _____ Jerry A. Weberling	Executive Vice President, Chief Financial Officer and Director (principal financial officer)	March 17, 2006
/s/ M. Christine Roberg _____ M. Christine Roberg	First Vice President and Controller (principal accounting officer)	March 17, 2006
/s/ Robert J. Bowles, M.D. _____ Robert J. Bowles, M.D.	Director	March 17, 2006
/s/ David C. Burba _____ David C. Burba	Director	March 17, 2006
/s/ Terry A. Ekl _____ Terry A. Ekl	Director	March 17, 2006
/s/ Harris W. Fawell _____ Harris W. Fawell	Director	March 17, 2006

/s/ Joe F. Hanauer	Director	March 17, 2006
Joe F. Hanauer		
/s/ Barbara L. Lamb	Director	March 17, 2006
Barbara L. Lamb		
/s/ Edward Mentzer	Director	March 17, 2006
Edward Mentzer		
/s/ Thomas R. Perz	Director	March 17, 2006
Thomas R. Perz		
/s/ Raymond S. Stolarczyk	Director	March 17, 2006
Raymond S. Stolarczyk		
/s/ F. William Trescott	Director	March 17, 2006
F. William Trescott		
/s/ Lois B. Vasto	Director	March 17, 2006
Lois B. Vasto		
/s/ Andrew J. Zych	Director	March 17, 2006
Andrew J. Zych		
/s/ Leo M. Flanagan, Jr.	Director	March 17, 2006
Leo M. Flanagan, Jr.		

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